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15047539

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 WASH, DC 201

SEC FILE NUMBER
8- 02428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati (City) Ohio (State) 45263 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara M. Willingham (513) 534-0271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street (Address) Cincinnati (City) Ohio (State) 45202 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

We, Howard Hammond and Sara Willingham, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of Fifth Third Securities, Inc., as of and for the year ended December 31, 2014, are true and correct. We further affirm that neither the Corporation nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Howard Hammond
President

Sara M Willingham
Financial & Operations Principal

Subscribed and sworn to before me
this 20 day of February, 2015

Notary Public

NOTARY PUBLIC STATE OF OHIO

Richard Wellington Holmes, Jr.
Attorney at Law
Notary Public, State of Ohio
My Commission Has No Expiration
Date. Section 147.03 O.R.C.

This report contains (check all applicable boxes):

(x) Report of Independent Registered Public Accounting Firm.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flow.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sold Proprietors' Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) Notes to Financial Statements.
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (i) Information relating to the possession or control requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (j) A reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. [not applicable]
( ) (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. [not applicable]
(x) (l) An Oath or Affirmation.
( ) (m) Copy of the SIPC Supplemental Report. [filed separately]
( ) (n) A Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of the SEC Rule 15c3-3 (the "Exemption Report") and the Report of Independent Registered Public Accounting Firm Thereon. [filed separately]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fifth Third Securities, Inc.

(A Wholly Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition for the Year Ended December 31, 2014 and Report of Independent Registered Public Accounting Firm.

Files pursuant to Rule 17A-5(e)(3) as a PUBLIC DOCUMENT
SEC Number 8-02428

FIFTH THIRD SECURITIES, INC.
(A Wholly Owned Subsidiary of Fifth Third Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
250 East Fifth Street
Suite 1900
Cincinnati, OH 45202
USA

Tel: +1 513 784 7100
www.deloitte.com

REPORT OF INDEPENEDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2015

FIFTH THIRD SECURITIES, INC.

(A Wholly Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2014

ASSETS:		
Cash and cash equivalents	$	26,774,622
Receivable from clearing broker		29,829,673
Income tax receivable from Parent Company or affiliated companies		1,660,486
Other receivables		10,005,586
Securities owned, at fair value		307,441,917
Property and equipment - net		543,948
Goodwill		47,390,353
Deferred income taxes - net		1,954,715
Other assets		1,906,235
Total Assets	$	427,507,535
LIABILITIES AND SHAREHOLDER'S EQUITY:		
Accounts payable	$	732,488
Payable to Parent Company		1,452,600
Payable to affiliated company		615,587
Securities sold, not yet purchased		21,045,566
Employee compensation and benefits		12,812,334
Other liabilities		4,787,685
Total Liabilities		41,446,260
SHAREHOLDER'S EQUITY:		
Capital stock, $100 par value-authorized-17,375 shares, issued and outstanding-7,619 shares		761,900
Additional paid-in capital		296,940,028
Retained earnings		88,359,347
Total Shareholder's Equity		386,061,275
Total Liabilities and Shareholder's Equity	$	427,507,535

See Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions and agency transactions, and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the Midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through a clearing broker-dealer.

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments. These policies require compliance with various financial and customer-related regulations. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Corporation is also subject to comprehensive examinations and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to prescribe greater limitations on the operations of a regulated entity for the protection of investors or public interest. Furthermore, where the agencies determine that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies, greater restrictions may be imposed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprised of several classes of services, including both principal and agency transactions, and performs underwriting and investment banking services. The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Bancorp. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Goodwill – Goodwill is required to be tested for impairment on an annual basis, which for the Corporation is September 30, and more frequently if events or circumstances indicate that there may be impairment. Impairment exists when a reporting unit's carrying amount of goodwill exceeds its implied fair value. The Corporation has determined that it is an entity-level reporting unit under U.S. GAAP. In testing goodwill for impairment, U.S. GAAP permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount or bypass this qualitative assessment and proceed directly to Step 1 of the goodwill impairment test. Step 1 of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, Step 2 of the goodwill impairment test is performed to measure the amount of impairment loss, if any.

Securities Owned, at Fair Value and Securities sold, not yet purchased — Securities are classified as trading when bought and held principally for the purpose of selling them in the near term. The fair value of a security is determined based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted prices of similar instruments or discounted cash flow models that incorporate market inputs and assumptions including discount rates, prepayment speeds, and loss rates.

Subsequent Events — The Corporation has evaluated subsequent events through February 27, 2015, which is the issuance date for the financial statements.

Recently Issued Accounting Pronouncements —

Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date
In February 2013, the FASB issued amended guidance relating to the measurement of obligations resulting from joint and several liability arrangements for which the total amount under the arrangement is fixed at the reporting date. For the total amount of an obligation under an arrangement to be considered fixed at the reporting date, there can be no measurement uncertainty relating to the total amount of the obligation. The obligation resulting from joint and several liability arrangements is measured initially as the sum of 1) the amount the Corporation has agreed to pay on the basis of its arrangement among its co-obligors and 2) any additional amount the Corporation expects to pay on behalf of its co-obligors. The amended guidance also requires the Corporation to disclose the nature and amount of the obligation as well as information about the risks that such obligations pose to future cash flows. The amended guidance was effective for reporting periods beginning after December 15, 2013 and is applied retrospectively to all prior periods presented for those obligations resulting from joint and several liability arrangements that exist at the beginning of the fiscal year of adoption. The Corporation adopted the amended guidance on January 1, 2014 and the adoption did not have a material impact on the Corporation's financial statements.

Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity
In April 2014, the FASB issued amended guidance that changes the criteria for reporting discontinued operations. The amended guidance requires a disposal of a component of an entity or a group of components of an entity to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when any of the following occurs: 1) the component of an entity or group of components of an entity meets the criteria to be classified as held for sale; 2) The component of an entity or group of components of an entity is disposed of by sale; or 3) The component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff). The amended guidance requires an entity to present, for each comparative period, the assets and liabilities of a disposal group that includes a discontinued operation separately in the asset and liability sections, respectively, of the statement of financial position, as well as additional disclosures about discontinued operations. The amended guidance is to be applied prospectively for 1) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years; and 2) all businesses or nonprofit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in financial statements previously issued. The adoption of the amended guidance is not expected to have a material impact on the Corporation's financial statements.

3. CASH AND SECURITES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of its customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customer and maintains and preserves all related books and records customarily kept by a clearing broker-dealer.

4. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period. Total securities at December 31, 2014 consist of the following:

	Securities	
	Owned	**Sold-Not yet Purchased**
State and municipal obligations	$ 7,706,864	$ -
Corporate obligations	12,405,029	1,025,030
Money market investments	263,616,976	-
U.S. Government, government sponsored agency, and agency obligations	23,257,341	19,600,960
Commercial paper, bankers acceptances, certificates of deposit	71,750	419,576
Stocks	383,957	-
Total securities	$ 307,441,917	$ 21,045,566

Securities transactions and related revenues and expenses are recorded in the accounts on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker-dealer on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through a clearing broker-dealer, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker-dealer monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review and monitor, as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2014, the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased, of which there were none:

Description	**Fair Value**	**Percentage of Total Securities**
Federated Prime Value Obligation Fund	$ 142,176,537	50%
Fidelity Cash Management Funds Prime Fund	121,440,428	42%
	$ 263,616,965	92%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. Federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2014:

Deferred tax assets:	
Deferred compensation	$ 1,970,262
Deferred income/expense	244,045
State deferred taxes	124,295
Reserves	260,176
Total deferred tax assets	2,598,778
Deferred tax liabilities:	
Prepaid expenses	599,082
Other	44,981
Total deferred tax liabilities	644,063
Total net deferred tax asset	$ 1,954,715

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2014. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2014 will ultimately be realized. The Corporation reached this conclusion as the Corporation has sufficient taxable income in the carryback period and it is expected that the Corporation's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As of January 1, 2014 and December 31, 2014, there were no unrecognized tax benefits.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2014, consists of the following:

Furniture and equipment	$ 1,127,827
Premises	772,269
Software	359,777
Leasehold improvements	213,784
Land	111,650
Total	2,585,307
Accumulated depreciation	(2,041,359)
Property and equipment - net	$ 543,948

8. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2014, the Corporation had goodwill of $47,390,353. Intangible assets consisted of customer lists and were amortized on a sum-of-years'-digits basis over 10 years, with no remaining asset as of December 31, 2014.

The Corporation completed its most recent annual goodwill impairment test as of September 30, 2014, and determined that no impairment existed.

9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

As of December 31, 2014	Fair Value Measurements Using Quoted Prices in Active Markets for Identical Assets (Level 1) (a)	Significant Other Observable Inputs (Level 2) (a)	Significant Unobservable Inputs (Level 3)(b)	Total Fair Value
ASSETS:				
Securities owned, at fair value				
State and municipal obligations	$ -	$ 7,706,864	$ -	$ 7,706,864
Corporate obligations	-	12,405,029	-	12,405,029
Money market investments	263,616,976	-	-	263,616,976
U.S. Government, government sponsored agency, and agency obligations	-	23,257,341	-	23,257,341
Commercial paper, bankers acceptances, certificates of deposit	-	71,750	-	71,750
Stocks	383,957	-	-	383,957
Securities owned, at fair value	264,000,933	43,440,984	-	307,441,917
Derivative assets	539	-	-	539
Derivative assets	539	-	-	539
Total assets	$ 264,001,472	$ 43,440,984	$ -	$ 307,442,456
LIABILITIES:				
Securities sold, not yet purchased				
State and municipal obligations	$ -	$ -	$ -	$ -
Corporate obligations	-	(1,025,030)	-	(1,025,030)
U.S. government, government sponsored agency, and agency obligations	(15,969,193)	(3,631,767)	-	(19,600,960)
Commercial paper, bankers acceptances, certificates of deposit	-	(419,576)	-	(419,576)
Securities owned, at fair value	(15,969,193)	(5,076,373)	-	(21,045,566)
Derivative liabilities	(24,375)	-	-	(24,375)
Derivative liabilities	(24,375)	-	-	(24,375)
Total liabilities	$ (15,993,568)	$ (5,076,373)	$ -	$ (21,069,941)

(a): During the year ended December 31, 2014, no assets or liabilities were transferred between Level 1 and Level 2.
(b): During the year ended December 31, 2014, there were no transfers in or out of Level 3.

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned, at fair value include money market investments and stocks, which are valued based on market transactions involving identical assets that are actively traded, and exchange-traded derivatives valued using quoted prices which include Treasury note futures. Level 1 securities within securities sold, not yet purchased include U.S. government obligations, which are valued based on market transactions involving identical securities that are actively traded, and exchange-traded derivatives valued using quoted prices which include Treasury bond futures.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned, at fair value and securities sold, not yet purchased include: corporate obligations that are valued utilizing an Option Adjusted Spread model; U.S. Government obligations valued utilizing a matrix-based approach and discounted cash flows; and commercial paper, bankers acceptances, and certificates of deposits valued utilizing a matrix-based approach. Additionally, Level 2 securities within securities owned, at fair value includes state and municipal obligations valued based on bonds with similar characteristics.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. There were no securities included within Level 3 as of December 31, 2014.

Short-term Financial Assets and Liabilities — The fair values of the receivable from the clearing broker, Parent Company and affiliated companies approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

The following table is a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

For the Year Ended December 31, 2014	**Total Fair Value**
Beginning balance:	$ 820,000
Purchases, sales, issuances and settlements - net	$ (912,500)
Total gains - realized / unrealized included in earnings	$ 92,500
Securities owned - at fair value	$ -
Total assets	$ -

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Derivative instruments the Corporation may use include futures contracts based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield. Changes in fair value of the financial instruments are recorded in current period income.

As of December 31, 2014, the Corporation had a derivative contract with a notional amount of $300,000 and a positive fair value of $539 recorded in other assets and a derivative contract with a notional amount of $2,000,000 and a negative fair value of $24,375 recorded in other liabilities. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2014, the Corporation's net capital of $279,223,927 exceeded its required net capital of $250,000 by $278,973,927.

12. GUARANTEES

The Corporation guarantees the collection of all margin account balances held by a brokerage clearing broker-dealer for the benefit of its customers. The Corporation is responsible for payment to a brokerage clearing broker-dealer for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing broker-dealer as of December 31, 2014 was $12,890,819. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED-PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to the Parent Company.

The payable to the Parent Company of $1,452,600 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2014, the net payable relates to $3,104,244 in general payables and $781,038 in trade payables, which are decreased by $1,914,830 in general receivables and $517,852 of trade receivables.

The payable to affiliated company of $615,587 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the affiliated company. At December 31, 2014, the net payable relates to $1,078,894 in general payables, which are reduced by $463,307 in general receivables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2014, the receivables from the Parent or affiliated companies relating to income taxes were $1,660,486.

On September 25, 2014, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $250 million. Interest is paid monthly at the target Federal Funds Rate plus 3.375 percent, which was 3.625 percent at December 31, 2014. The note is due September 25, 2015 and is secured by certain securities owned by the Corporation. The Corporation had no outstanding borrowings on this note at December 31, 2014.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000.

As of December 31, 2014, the Corporation had $25,161,337 cash on deposit with the Parent Company. This is comprised of $25,160,064 cash in a non-interest bearing account and $1,273 cash in an interest bearing account.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rental payments of $12,600 to be paid during 2015.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2014, will not materially impact the Corporation's financial statements.

The Corporation serves as a remarketing agent for variable rate demand notes ("VRDNs"). The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $1.4 billion of VRDNs as of December 31, 2014. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. As of December 31, 2014, the Corporation held $160,100 of these securities in its portfolio and classified them as securities owned, at fair value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2014, the Corporation had twenty underwriting commitments outstanding which resulted in a net capital charge of $22,043,238.

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